

Mail Stop 3720

November 7, 2008

Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
No. 29-31, Shuikou Road, Huizhou, Guangdong
People's Republic of China 516006

> **RE:** **NIVS IntelliMedia Technology Group, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed October 28, 2008**
> **File No. 333-153005**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Report of Independent Registered Accounting Firm, page F-2

1. We note in your response to comment four from our letter dated October 20, 2008 that the Company's accounting records are kept in its offices in China and are maintained in Chinese. You also state that Kempisty & Company employ many "Chinese-conversant staff." Being conversant in a language may not be the same as being fluent in that language. Please tell us whether or not the staff of Kempisty & Company that performed the audit of the Company is fluent in Mandarin Chinese. Also, if true, please specifically confirm to us that they are able to read and write Mandarin Chinese or advise.

Note 6. IPTV Project Investment, page F-16

2. We note your response to comment six from our letter dated October 20, 2008. It remains unclear how the fair value exchange of assets between Guanghua and the Company resulted in no gain or loss. Please explain how the valuation technique chosen for the equipment and machinery, net book value, to determine fair value was appropriate under the circumstances. For example, explain whether the net book value approach to valuing the equipment machinery was similar to current replacement cost, adjusted for any physical deterioration, or technological or economic obsolescence. Also, tell us whether you considered other measurements of fair value such as market or income approaches.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph O. Cascarano, Staff Accountant, at (202) 551- 3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile (310) 552-5007
        Ahn Q. Tran, Esq.
        K&L Gates LLP